Exhibit 3(ii)

Article Three, Section A. Number and Terms of Office:  The business of the Corporation shall be controlled and managed in accordance with the Indiana Business Corporation Law by a board of eleven directors. The corporation elects not to be governed by IND. CODE §23-1-33-6(c).